82-3123

PRESS RELEASE

02060044

BOMBARDIER

SUPPL

BOMBARDIER INC. DIVIDENDS

Montréal, Nov. 19, 2002 - The Board of Directors of Bombardier Inc. declared the following dividends:

Class A and Class B Shares

A dividend of $0.045 per share on the Class A shares (multiple voting) and of $0.045 per share on the Class B shares (subordinate voting) is payable on Jan. 31, 2003 to the shareholders of record at the close of business on Jan. 17, 2003.

Holders of Class B shares (subordinate voting) of record at the close of business on Jan. 17, 2003, who have a right to a priority dividend at the rate of $0.0015625 per share per year, payable by quarterly installments of $0.00039075, will receive the fourth installment of $0.00039075 per share on Jan. 31, 2003.

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Series 3 Preferred Shares

A quarterly dividend of $0.34225 per share on the Series 3 Preferred Shares is payable on Jan. 31, 2003 to the shareholders of record at the close of business on Jan. 17, 2003.

Series 4 Preferred Shares

A quarterly dividend of $0.390625 per share on the Series 4 Preferred Shares is payable on Jan. 31, 2003 to the shareholders of record at the close of business on Jan. 17, 2003.

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Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

www.bombardier.com